Exhibit 99.55

PyroGenesis Receives Conditional Approval to Graduate

to the Toronto Stock Exchange

MONTREAL, Quebec (GlobeNewswire – October 26, 2020) - PyroGenesis Canada Inc. (TSX-V: PYR; OTCQB: PYRNF; FRA: 8PY) (the “Company” or “PyroGenesis”), a high-tech company that designs, develops, manufactures and commercializes advanced plasma processes and products, is pleased to announce that, further to its press release dated October 6, 2020, it has received conditional approval from the Toronto Stock Exchange (the “TSX”) to graduate from the TSX Venture Exchange (the “TSXV”) and list its common shares on the TSX.

“This is a significant milestone for the Company,” said P. Peter Pascali, CEO and Chair of PyroGenesis. “We are proud to have been conditionally accepted by Canada’s largest and most credible exchange. Having spent just under 10 years on the TSX Venture Exchange (whom we would like to thank for providing us the ideal forum on which we could attract the capital to finance our growth), we believe it is time for us to graduate to the TSX, the premier destination for publicly traded companies. This represents another step in management’s efforts to broaden our appeal to a larger shareholder base while at the same time raising the Company’s profile in the investment community. It underscores our long-term commitment to increasing investor awareness and generating shareholder value. As we continue to successfully execute our growth strategy, the graduation to the TSX should enhance the liquidity of our stock and enable us to continue building long-term shareholder value.”

Final approval of the listing is subject to the Company fulfilling all of the requirements of the TSX, including the completion of the Company’s public offering for which it has filed a preliminary prospectus on October 20, 2020. Upon, and subject to, receipt of final TSX approval, PyroGenesis’ common shares would be delisted from the TSXV and begin trading on the TSX under the symbol “PYR”.

Separately, the Company is pleased to announce the creation of a new Board position; Lead Independent Director. We are happy to announce that Mr. Robert Radin has agreed to be the Company’s first Lead Independent Director.

In an unrelated matter, the Company also announces today that it has granted stock options to acquire 200,000 common shares of the Company to Mr. Rodney Beveridge, Director, and 50,000 Common Shares to Ms. Rodayna Kafal, Director & Vice President, Investor Relations and Strategic Business Development. The stock options have an exercise price of $4.00 per common share and are exercisable over a period of five (5) years. The options are granted in accordance with the Company’s stock option plan.

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and products. The Company provides its engineering and manufacturing expertise and its turnkey process equipment packages to customers in the defense, metallurgical, mining, advanced materials (including 3D printing), and environmental industries. With a team of experienced engineers, scientists and technicians working out of its Montreal office and its 3,800 m2 manufacturing facility, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. The Company’s core competencies allow PyroGenesis to provide innovative plasma torches, plasma waste processes, high-temperature metallurgical processes, and engineering services to the global marketplace. PyroGenesis’ operations are ISO 9001:2015 and AS9100D certified. For more information, please visit www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “in the process” and other similar expressions which constitute “forward- looking information” within the meaning of applicable securities laws. Forward-looking statements reflect the Company’s current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, the proposed graduation of the Company to the TSX and the benefits thereof on liquidity and ability to build long-term shareholder value, the execution of the Company’s growth strategy and the closing and timing of the Company’s previously announced public offering. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Company’s ongoing filings with the securities regulatory authorities, including under “Risk Factors” in the Company’s most recent annual information form, which filings can be found under the Company’s profile at www.sedar.com, or at www.otcmarkets.com. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the TSX Venture Exchange, its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the TSX nor the OTCQB accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.

For further information please contact:

Rodayna Kafal, Vice President, Investor Relations and Strategic Business Development,

Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

RELATED LINK: http://www.pyrogenesis.com/